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wright.com

April 5, 2016
VIA EDGAR
Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:     Wright Medical Group, N.V.
Form 10-K for the Fiscal Year Ended December 27, 2015
Filed February 23, 2016
File No. 1-35065
Dear Mr. James:
This letter sets forth the response of Wright Medical Group, N.V. (the Company) to the comment of the staff (the Staff) of the Division of Corporation Finance, Securities and Exchange Commission (the Commission) in the letter dated April 4, 2016 from Martin James to Lance A. Berry, the Company’s Senior Vice President and Chief Financial Officer. For your convenience we have restated your original comment in italicized print prior to our response.
Form 10-K for the Fiscal Year Ended December 27, 2015
General

1.
The acknowledgement at the end of your letter states that you acknowledge the Staff’s position rather than providing your acknowledgement. Please provide, in writing, a statement from the company acknowledging that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Company Response:
The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response satisfactorily addresses your comment. If you have any further comments or questions or require any additional information concerning the filing or the matters discussed herein, please contact me at 901-867-4607.
Very truly yours,

Lance A. Berry
Senior Vice President and Chief Financial Officer

cc: Robert J. Palmisano, President and Chief Executive Officer
James A. Lightman, Senior Vice President, General Counsel and Secretary
Gregory E. Barnes, KPMG LLP